

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 17, 2007

By Facsimile and U.S. Mail

Mr. Sargent H. Berner
Co-Executive Chairman
Emgold Mining Corp
Suite 1400, 570 Granville Street
Vancouver, British Columbia, Canada, V6C 3P1

>   **Re: Emgold Mining Corp**
>   **Form 20-F for the Fiscal Year Ended December 31, 2006**
>   **Filed June 29, 2007**
>   **File No. 000-51411**

Dear Mr. Berner:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Note 5 (b) Preference shares, issued, page 93

1.   We note your disclosure that shares are redeemable by the holder only out of funds that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a

minimum of Cdn $2,000,000 in working capital. We further note that under US GAAP, you have accounted for the preference shares entirely as equity as the shares are not mandatorily redeemable at a specified or determinable dated or upon an event that is certain to occur. In determining if an instrument is mandatorily redeemable under US GAAP, a provision that defers redemption until a specified liquidity level is reached does not affect the classification of a mandatorily redeemable financial instrument as a liability.   Please refer to footnote 5 to paragraph 9 of SFAS 150 and clarify how you determined that equity treatment is appropriate for US GAAP.

Engineering Comments

Resource Classification, page 27

2.   Please disclose your cutoff grade, the process metallurgical recoveries, and the metal price used to derive this cutoff grade estimate. These parameters may be included as footnotes below your resource estimate table. In establishing the cut-off grade, the factors considered should realistically reflect on the location, deposit scale, ore continuity, your assumed mining methods, metallurgical processes and recoveries, operating costs, and reasonable metal prices, such as a historic three-year average price.

Jazz Property, British Columbia, page 34

3.   We note you disclose grab samples and silver, zinc, and lead grade ranges. When reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures as necessary to comply with this guidance, or advise us of any circumstances you believe would support an alternate view.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief